                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K: Press release dated March
11, 2010;

     o    Metalink reports Q4 and full year 2009 results;

     o    Regains compliance with NASDAQ Listing requirements;

     o    Appoints Roni Eizenshtein Chief Financial Officer;

     o    To Delist from the Tel Aviv Stock Exchange.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: March 11, 2010                                    By: /s/ Tzvika shukhman
                                                        ------------------------
                                                        Tzvika Shukhman
                                                        Chief Executive Officer

  Eran Vital
  General Counsel
  Metalink Ltd.
  Tel: 972-9-9605555
  Fax: 972-9-9605544
  Eranv@MTLK.COM

                 METALINK REPORTS Q4 AND FULL YEAR 2009 RESULTS

                 o    Regains compliance with NASDAQ Listing requirements
                 o    Appoints Roni Eizenshtein Chief Financial Officer
                 o    To Delist from the Tel Aviv Stock Exchange

YAKUM, ISRAEL, March 11, 2010 - Metalink Ltd. (NASDAQ: MTLKD), today announced its financial results for the fourth quarter and full year ended December 31,
2009.

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2009: Revenues for the fourth quarter of 2009 were $0.7 million, comprising solely of WLAN sales, compared with revenues of $3.0 million for the comparable period in 2008, the majority of which were legacy DSL sales. Net loss for the fourth quarter of 2009 was $1.6 million, or $(0.06) per share, compared to net loss of $1.5 million, or $(0.06)
per share, for the fourth quarter of 2008. Net loss for the fourth quarter of
2009 and 2008 includes stock-based compensation expenses of $0.07 million and
$0.13 million, respectively.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2009: For the twelve-month period, revenues were $4.9 million compared to $7.2 million for 2008. Net loss for the year was $13.5 million, or $(0.54) per share, compared to net loss of
$21.0 million, or $(0.89) per share, for 2008. Net loss for 2009 and 2008 includes stock-based compensation expenses of $0.5 million and $1.8 million, respectively.

FINANCIAL INCOME, net, in the fourth quarter of 2009 was $0.24 million, compared to $1.2 million financial expenses in the third quarter of 2009. The change from financial expenses to financial income is primarily attributable to a decrease in the face value of the loan, due to a recent amendment to the agreement with the lender, and to the cessation of amortization of the short term loan's discount during the third quarter (see below), all of which are non-cash expenses.

CASH STATUS: Metalink's cash and cash equivalents, as of December 31, 2009 were
$2.3 million.

SHORT TERM LOAN: During the fourth quarter, the Company has entered into an amendment to its loan agreement with an institutional investor, under which the repayment of the $4,312,500 originally due upon the closing of the Lantiq transaction will be reduced to $4,100,000 and repaid in four installments:
$3,750,000 at closing, which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

CLOSING OF THE LANTIQ TRANSACTION: during the first quarter of 2010, the Company announced it has completed the sale of its wireless local area network (WLAN)
business to Lantiq. Additional details regarding sale of the WLAN business, are included in the Company's Report on Form 6-K that was filed on February 16, 2010 with the Securities and Exchange Commission (SEC).

COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS: NASDAQ staff has informed the
Company on March 8, 2010 that the Company has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). Accordingly, the staff has determined to continue the listing of the Company's securities on The
Nasdaq Stock Market.

APPOINTMENT OF CFO: Mr. Rony Eizenshtein, 45, is a senior manager at
Brooks-Keret Ltd., a reputable Israeli provider of financial and accounting services. He is an experienced CPA who served as a controller and CFO in various
Israeli public companies. Mr. Eizenshtein will be serving as CFO commencing as of March 31st 2010, as part of the Company's engagement with Brooks-Keret to provide CFO and other financial and accounting services to the Company.

DELISTING FROM TASE: The Company also reported today that its Board of Directors resolved to delist the Company's ordinary shares from trading on the Tel Aviv
Stock Exchange (TASE). Consequently, the Company requested the TASE to initiate the delisting process.

Under applicable Israeli law, the delisting of the ordinary shares from trading on the TASE is expected to become effective within three months from the date of application to the TASE. During the interim period, Metalink's ordinary shares will continue to be traded on the TASE. Metalink will announce the exact date of the delisting when it becomes available.

Metalink's shares will continue to be listed on the NASDAQ Capital Market, and the Company will continue to file public reports in accordance with the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Comission as
they apply to a foreign private issuer such as Metalink.

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our continued listing on NASDAQ, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited those set forth from time to time in Metalink's filings with the SEC, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31,    DECEMBER 31,
                                                                                             --------       ---------
                                                                                             2 0 0 9         2 0 0 8
                                                                                             --------       ---------
                                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                            -------------------------

ASSETS
Current assets
  Cash and cash equivalents                                                                $   2,273       $   5,166
  Short-term investments                                                                           -             677
  Trade accounts receivable                                                                      461           2,515
  Other receivables                                                                              602           1,529
  Prepaid expenses                                                                                88             209
  Deferred charges                                                                                 -             242
  Inventories                                                                                  1,068           2,508
                                                                                           ---------       ---------
      Total current assets                                                                     4,492          12,846
                                                                                           ---------       ---------

Severance pay fund                                                                             1,229           1,195
                                                                                           ---------       ---------
Property and equipment, net                                                                    2,145           3,338
                                                                                           =========       =========
       Total assets                                                                        $   7,866       $  17,379
                                                                                           =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
  Trade accounts payable                                                                   $   1,542       $     739
  Other payables and accrued expenses                                                          3,239           3,257
  Short term loan                                                                              4,100           2,101
  Warrants to issue shares                                                                       289             196
                                                                                           ---------       ---------
       Total current liabilities                                                               9,170           6,293
                                                                                           ---------       ---------
Accrued severance pay                                                                          1,798           2,098
                                                                                           ---------       ---------
Shareholders' equity (deficiency)
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 26,637,232 and 24,752,232 shares as of December 31, 2009 and December
    31, 2008, respectively)                                                                      759             711
  Additional paid-in capital                                                                 157,692         156,500
  Accumulated other comprehensive loss                                                             -            (124)
  Accumulated deficit                                                                       (151,668)       (138,214)
                                                                                           ---------       ---------
                                                                                               6,783          18,873
                                                                                           ---------       ---------
Treasury stock, at cost; 898,500 as of
   December 31, 2009 and December 31, 2008                                                    (9,885)         (9,885)
                                                                                           =========       =========
       Total shareholders' equity (deficiency)                                                (3,102)          8,988
                                                                                           =========       =========
       Total liabilities and shareholders' equity (deficiency)                             $   7,866       $  17,379
                                                                                           =========       =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 THREE MONTHS ENDED                      YEAR ENDED
                                                     DECEMBER 31,                       DECEMBER 31,
                                            -----------------------------       -----------------------------
                                               2009               2008             2009               2008
                                            -----------       -----------       -----------       -----------
                                                     (UNAUDITED
                                            -----------------------------       -----------------------------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                            -----------------------------------------------------------------

Revenues                                    $       671       $     3,018       $     4,916       $     7,162
                                            -----------       -----------       -----------       -----------
Cost of revenues:
Costs and expenses                                  803             1,256             3,174             2,964
Royalties to the Government of Israel                26                86               160               218
                                            -----------       -----------       -----------       -----------
Total cost of revenues                              829             1,342             3,334             3,182
                                            ===========       ===========       ===========       ===========

GROSS PROFIT (LOSS)                                (158)            1,676             1,582             3,980
                                            -----------       -----------       -----------       -----------
Operating expenses:
Gross research and development                    1,492             3,132             9,627            22,516
Less - Royalty bearing and other grants             607               541             1,898             3,068
                                            -----------       -----------       -----------       -----------
Research and development, net                       885             2,591             7,729            19,448
                                            -----------       -----------       -----------       -----------

Selling and marketing                               314               416             1,397             4,502
General and administrative                          504               589             2,416             2,647
                                            -----------       -----------       -----------       -----------
Total operating expenses                          1,703             3,596            11,542            26,597
                                            ===========       ===========       ===========       ===========

OPERATING LOSS                                   (1,861)           (1,920)           (9,960)          (22,617)

Financial income (expenses), net                    240               408            (3,494)            1,639
                                            -----------       -----------       -----------       -----------

NET LOSS                                    $    (1,621)      $    (1,512)      $   (13,454)      $   (20,978)
                                            ===========       ===========       ===========       ===========

Loss per ordinary share:
Basic                                       $     (0.06)      $     (0.06)      $     (0.54)      $     (0.89)
                                            ===========       ===========       ===========       ===========

Diluted                                     $     (0.06)      $     (0.06)      $     (0.54)      $     (0.89)
                                            ===========       ===========       ===========       ===========

Shares used in computing loss per
ordinary share:
Basic                                        25,738,732        23,807,288        24,828,636        23,569,711
                                            ===========       ===========       ===========       ===========

Diluted                                      25,738,732        23,807,288        24,828,636        23,569,711
                                            ===========       ===========       ===========       ===========